EX-99.B-77Q1(e)

                    UNITED GOVERNMENT SECURITIES FUND, INC.

SUB-ITEM 77Q1(e)    Changes to the registrant's investment
                    advisory contract:

                  EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT

                                  FEE SCHEDULE

A cash fee computed each day on net asset value for the Fund at the annual rates listed below:

Net Assets                              Fee

Up to $500 million                      0.50% of net assets

Over $500 million and up to $1 billion  0.45% of net assets

Over $1 billion and up to $1.5 billion  0.40% of net assets

Over $1.5 billion                       0.35% of net assets